ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: August 4, 2005

ALTAI RESOURCES INC. ANNOUNCES AGREEMENT WITH TALISMAN ENERGY CANADA ON ITS OIL AND GAS PERMITS IN THE SOREL–TROIS REVIERE AREA, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") and its joint venture partner in its Lac St. Pierre and Sorel gas properties, Petro St-Pierre Inc. (a Longueuil, Quebec based private company) have signed an agreement with Talisman Energy Canada ("Talisman") of Calgary, Alberta for a portion of their oil and gas permits in the Sorel-Trois Reviere area, Quebec. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

Talisman may earn a 100% equity (working) interest in any permit by drilling one well in that permit. Talisman has committed to drilling one well, while the other wells are optional. The option extends to April 2010. Altai and Petro St-Pierre Inc. will retain an aggregate 15% (fifteen percent) gross royalty on production from the earned Farmout Lands. Altai has 53.5% working interest in the Farmout Lands and Petro St-Pierre Inc. has 46.5%.

Development of a gas storage site or sale of storage rights remains an important aim of the project for Altai.

In the latest annual meeting of shareholders, Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning have been elected directors. The Board of Altai has appointed Maria Au, MBA, CGA as Secretary-Treasurer of the Company.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF NATURAL GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND PHILIPPINES.

For further information, please contact **Dr. Niyazi Kacira, President and CEO** Tel: (416) 383-1328
Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved of the information contained herewith.